AMERICAN BONANZA RESOURCES CORP.
                        Suite 206 - 455 Granville Street
                              Vancouver, BC V6C 1T1
                                  (604)681-8123
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                                                               February 21, 2006

Mr. David Lyon & Mr. Christian Windsor
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-4561

Re: Form SB-2, amendment number 2, filed February 13, 2006
    File No. 333-130286

Dear Mr. Lyon & Mr. Windsor,

Thank you for your assistance in the review of our amended filing. In response to your comment letter dated February 17, 2006 we have filed, via EDGAR, an amended Registration Statement and provide this cover letter to assist you in your further review.

PROSPECTUS COVER

1. We have revised the prospectus cover page and the Exercise of Warrants section under Plan of Distribution to read "...we do not intend to take any steps, either now or in the future, to create a public market for the warrants."

GENERAL INFORMATION, PAGE 22

2. We have reconciled the disclosure to state, "The discussions contained herein are management's estimates, based on the information provided by Laurence Stephenson."

Sincerely,


/s/ Thomas Gelfand
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Thomas Gelfand
President & Director